UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
McAfee, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
579064106
(CUSIP Number of Class of Securities)
(Underlying Options to Purchase Common Stock)

Mark D. Cochran
Executive Vice President and General Counsel
McAfee, Inc.
3965 Freedom Circle
Santa Clara, CA 95054
(408) 346-3832
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Jeffrey D. Saper, Esq.
Robert G. Day, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing (pursuant to General Instruction D of Schedule TO) as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed Not applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to a preliminary communication made before the commencement of an anticipated program to allow employees to correct certain stock options to avoid the adverse effects (the “Tender Offer”) by McAfee, Inc. (“McAfee”). The following description of the Company’s intention to begin the Tender Offer in the near future was sent on December 26, 2007 by electronic mail to certain McAfee employees holding discount stock options.
FORM OF COMMUNICATION TO EMPLOYEES HOLDING DISCOUNT STOCK OPTIONS

To:	All Employees Holding Discount Stock Options Labeled with a “T” in Equity Edge
From:	Stock Administration Department
Date:	December 26, 2007
Subject:	Urgent Information Regarding Your Stock Options
You recently received an email message describing the adverse personal income tax consequences you would suffer if you exercise any discount options. (Discount options are identified in your E*TRADE account by a grant number beginning with the letter “T.”) This follow-up message provides additional information you will need to make some important decisions about your discount options. As you may know, McAfee just filed its 2006 Form 10-K with the SEC, along with two 2006 Form 10-Qs and three 2007 Form 10-Qs. These filings reflect the restatement of our financial statements that was required as a result of past improper stock option practices. With these filings, McAfee is now current in all of its SEC filings. That means, among other things, that we can now offer you the opportunity to correct these discount options so that you can avoid adverse personal income tax consequences when you later exercise the options. We recognize the fact that the discount option issue is an inconvenience to you. The program that the Company will implement to allow you to correct your discount options will let you fix them without any out of pocket costs. We appreciate your patience and understanding as we work through these issues.
Live employee presentations will be held at McAfee’s Plano facility on Monday, January 7, in the Santa Clara facility on Tuesday, January 8, and in the Beaverton facility on Wednesday, January 9. Additionally, for those who cannot attend one of these live presentations, one of the Plano facility presentations will incorporate a webcast. For Canadian employees, a live webcast presentation will be held on Tuesday, January 8. These meetings will explain the opportunity you have to correct your discount options as well as other choices you have regarding these options. At these meetings you will have an opportunity to ask questions about your alternatives and about the specific adverse tax consequences you would face if you exercise uncorrected options. Please look for a future email communication that will provide the exact times, locations, and dial-in numbers for all presentations.

This email message does not constitute an offer to amend, or a solicitation of an offer to amend, any options to purchase McAfee common stock. If McAfee subsequently determines to proceed with the program described above, the offer will only be made through an offer to amend and related materials, which will be distributed to all eligible option holders on the commencement date of the program. The offer to amend and related materials also will be available free of charge to option holders and shareholders at the SEC’s website at www.sec.gov on and after that date. In addition, shareholders and option holders may request a free copy of the offer to amend and related materials from McAfee following the time that such documents become available. All eligible option holders are advised to read these materials if and when they become available because they will contain important information to help option holders decide whether or not to accept the offer.